EXHIBIT (a)(1)(iii)

Internal Communication

To:	Stock Option Exchange Eligible Employees

From:	Lina Naumann

Date:	September 7, 2004

Re:	Safeway Stock Option Exchange Program Commencement

In follow up to the letter dated August 27th from Jerry Warren announcing the Safeway Stock Option Exchange program, enclosed please find the Offer to Exchange Certain Outstanding Options and the Safeway Stock Option Exchange form. The Offer to Exchange Certain Outstanding Options also includes Frequently Asked Questions.

The Safeway Stock Option Exchange program begins today, September 7, 2004 and ends on October 5, 2004 at 5:00 pm Pacific (California) Time, unless the offer is extended.

A video titled Stock Option Exchange Program providing an overview of the program will become available for viewing on September 9, 2004. A scheduled broadcast can be viewed on September 9, 2004 at 10:00 am Pacific (California) Time. The video also will be available at any time using Cisco IPTV on demand or the on-demand function on Skystream Satellite receiver.

Please review the enclosed materials carefully. To participate in the program, you need to both complete and sign the enclosed Safeway Stock Option Exchange form in accordance with its instructions and send it to us interoffice mail, facsimile (925) 226-5314 or regular mail to:

Nicole Callender

Stock Administration

4410 Rosewood Drive

Pleasanton, CA 94588

or you may submit your elections electronically on the Safeway Stock Option Exchange web site at www.safewayexchange.com. Your elections must be received in our office or electronically by October 5, 2004, 5:00 pm Pacific (California) Time, unless the offer is extended.

Should you have any questions regarding the Safeway Stock Option Exchange program please contact the hotline at (877) SWY-EXCH or (877) 799-3924.